Mail Stop 6010

May 21, 2008

Eric K. Brandt
Chief Financial Officer
Broadcom Corporation
5300 California Avenue
Irvine, California 92617-3038

      Re: Broadcom Corporation
             Form 10-K for the fiscal year ended December 31, 2007
             Filed January 28, 2008
             Form 10-Q for the quarter ended March 31, 2008
             File No. 000-23993

Dear Mr. Brandt:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Brian R. Cascio
                Accounting Branch Chief